Absolute Software Reports Third Quarter Fiscal 2023 Financial Results
Steady Growth and Improved Profitability Drive Cash Flow of $14 Million USD

VANCOUVER, British Columbia and SAN JOSE, Calif. – May 15, 2023 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST) (the “Company”), the only provider of self-healing, intelligent security solutions, today announced its financial results for its third quarter fiscal 2023 ended March 31, 2023. All dollar figures are stated in U.S. dollars, unless otherwise indicated.

THIRD QUARTER FISCAL 2023 (“Q3 F2023”) OVERVIEW
Key Financial Metrics
•Revenue was $58.8 million for Q3 F2023, an increase of 13% compared to Q3 of fiscal year 2022 (“Q3 F2022”).
•Adjusted Revenue(1) was $59.2 million for Q3 F2023, an increase of 9% compared to Q3 F2022.
•Net loss was $4.0 million for Q3 F2023, an improvement of 38% compared to Q3 F2022.
•Adjusted EBITDA(1) was $15.3 million or 26% of Adjusted Revenue(1) for Q3 F2023, an increase from $13.8 million or 25% of Adjusted Revenue for Q3 F2022.
•Total ARR(2) on March 31, 2023, was $229.5 million, an increase of 13% compared to Q3 F2022.
•Enterprise & Government Total ARR increased by 15% year-over-year, representing 79% of Total ARR on March 31, 2023.
•Education Total ARR increased by 5% year-over-year, representing 21% of Total ARR on March 31, 2023.
•New Logo ARR(2) was $4.2 million for Q3 F2023, an increase from $3.2 million for Q3 F2022.
•Net Dollar Retention(2) was 105% for Q3 F2023, a decrease from 107% for Q3 F2022.
•Cash from operating activities was $14.3 million for Q3 F2023, a decrease of 16% from $17.0 million for Q3 F2022.
•A quarterly dividend of CAD$0.08 per outstanding common share was paid during Q3 F2023.
Notes:
(1)Adjusted Revenue and Adjusted EBITDA are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2023 MD&A for further discussion of these measures and the “Results of Operations” section of this MD&A for reconciliation to the nearest IFRS measure.
(2)Total ARR, New Logo ARR and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2023 MD&A for further discussion of these measures.

FINANCIAL HIGHLIGHTS
USD millions, except percentages, number of shares, and per share amounts

	Q3 F2023	Q3 F2022	Change	YTD F2023	YTD F2022	Change
Revenue
Cloud and subscription services	$56.2	$49.5	14%	$162.4	$137.5	18%
Managed professional services	1.1	1.0	10%	3.0	3.0	—%
Recurring revenue(1)	57.3	50.5	13%	165.4	140.5	18%
Other(1)	1.5	1.5	—%	4.1	4.3	(5%)
Total revenue	$58.8	$52.0	13%	$169.5	$144.8	17%

Adjusted Revenue(2)	$59.2	$54.5	9%	$171.0	$156.4	9%

Total annual recurring revenue (“ARR”)(3)	$229.5	$202.9	13%

Net loss	$(4.0)	$(6.5)	(38%)	$(20.5)	$(19.1)	7%
Per share – basic	(0.08)	(0.13)		(0.39)	(0.38)
Per share – diluted	(0.08)	(0.13)		(0.39)	(0.38)
As a percentage of revenue	(7%)	(13%)		(12%)	(13%)

Adjusted EBITDA(2)	$15.3	$13.8	11%	$39.6	$40.4	(2%)
As a percentage of Adjusted Revenue	26%	25%		23%	26%

Cash from operating activities	$14.3	$17.0	(16%)	$30.4	$31.1	(2%)

Dividends paid	$3.1	$3.2	(3%)	$9.4	$9.5	(1%)
Per share (CAD)	0.08	0.08		0.24	0.24

As at				March 31, 2023	June 30, 2022	Change
Cash, cash equivalents, and short-term investments				$50.2	$64.0	(22%)
Total assets				528.1	555.6	(5%)
Deferred revenue(4)				208.9	210.5	(1%)
Total non-current financial liabilities(5)				262.6	271.4	(3%)
Common shares outstanding (millions)				53.1	51.1	4%
Notes:
(1)Recurring revenue represents revenue derived from cloud services, term-based subscription licenses, maintenance services and recurring managed professional services. Other revenue represents revenue derived from perpetual software licenses, non-recurring professional services and ancillary product lines, including consumer products.
(2)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2023 MD&A for further discussion of these measures and the “Results of Operations” section of the Q3 F2023 MD&A for reconciliation to the nearest IFRS measure.
(3)Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2023 MD&A for further discussion of this measure.
(4)Deferred revenue includes current and non-current amounts.
(5)Total non-current financial liabilities include non-current portion of lease liabilities and long-term debt.

Q3 F2023 Business Highlights
•Announced Federal Risk and Authorization Management Program (FedRAMP) Ready designation for Absolute Secure Endpoint.
•Continued expanding our Application Resilience™ ecosystem of more than 80 mission-critical applications; new additions included eClinicalWorks, Forescout® SecureConnector, HCL BigFix, IMTLazarus, Pixart® MDM, Plurilock™ CloudCodes™, UNOWHY™, and XM Cyber HaXM.
•Exited Q3 with more than 14 million active endpoints, a four percent increase year over year.
•Extended our ASUS OEM relationship to enable them as a global distribution partner.

Q3 Industry Awareness
•Recognized in the Forrester Endpoint Security Landscape Report.
•Featured in the Forrester TechTide Report for End-User Computing, in the newly established category of “firmware-embedded persistence.”
•Highlighted in the Forrester Best Practices Report for Securely Offboarding Employees.
•Named a gold winner in the 2023 Cybersecurity Excellence Awards, with Absolute Ransomware Response named as an industry-leading Endpoint Security product.
•Named a Leader for the thirteenth consecutive quarter in the G2 Spring 2023 Grid® Report for Endpoint Management and for the third consecutive quarter in the G2 Grid® Report for Zero Trust Networking.

Quarterly Dividend
On April 19, 2023, we declared a quarterly dividend of CAD$0.08 per share on our common shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023.
Acquisition by Crosspoint Capital Partners, L.P.
On May 10, 2023, the Company entered into an Arrangement Agreement with funds affiliated with Crosspoint Capital Partners, L.P. (“Crosspoint”), whereby Crosspoint has agreed to acquire all of the issued and outstanding common shares (the "Common Shares") of the Company (the “Acquisition”). Under the terms of the Arrangement Agreement, Absolute shareholders will receive $11.50 per Common Share in cash on completion of the Acquisition, corresponding to an enterprise value of approximately $870 million, inclusive of the debt.
As previously declared, Absolute will be paying a dividend of CAD$0.08 per share on its Common Shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023. As part of Arrangement Agreement, Absolute will suspend its dividend going forward.
The Acquisition, which was approved unanimously by the Board is subject to shareholder approval, court and regulatory approvals and clearance, and other customary closing conditions. Subject to the satisfaction of such conditions, the Acquisition is expected to be completed during the second half of 2023. If the Arrangement Agreement is terminated under certain conditions, either the Company or Crosspoint is required to pay a termination fee; in the case of the Company, the termination fee is $19.0 million, and in the case of Crosspoint, the termination fee is $35.0 million.

Quarterly Filings and Related Quarterly Financial Information
Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended March 31, 2023 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company today will publish on the Investor Relations section of its website (www.absolute.com/company/investors/) a Q3 F2023 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.
Conference Call
The company will not host a conference call to discuss Q3 financial results, previously scheduled for Monday, May 15, 2023 at 5:00 p.m. Eastern Time.
About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and for the third consecutive quarter in the G2 Grid Report for Zero Trust Networking.
©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Use of non-IFRS measures and key metrics
Throughout this press release we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.
The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.
These measures and metrics are as follows:

Key Metrics

a)Total ARR, Net Dollar Retention, and New Logo ARR

As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by ARR, as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business. We believe there is no similar measure under IFRS to which these measures can be reconciled.

Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period. This measure has historically been a good indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.

Net Dollar Retention is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. We believe this metric provides useful insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

New Logo ARR is a key metric and measures the addition to Total ARR from sales to new customers during a period. We believe this metric provides useful insight into the effectiveness of our efforts to secure revenue from new customers.

Non-IFRS Measures

a)Adjusted Revenue

Adjusted Revenue is a non-IFRS measure that we define as revenue, excluding fair value adjustments relating to acquired deferred revenue. In connection with the acquisition of NetMotion, NetMotion’s deferred revenue was written down to its fair value at the acquisition date. As a result, related revenue in the post-acquisition period does not reflect the full amount of revenue that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments.

b)Adjusted Gross Margin and Gross Margin %

Adjusted Gross Margin is defined as gross margin, adjusted for depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, acquisition and integration costs, and non-recurring items. Adjusted Gross Margin % is defined as Adjusted Gross Margin as a percentage of Adjusted Revenue.

c)Adjusted Operating Expenses

Adjusted Operating Expenses is defined as sales and marketing expense, research and development expense, and general and administrative expense, excluding depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, acquisition and integration costs, litigation costs, impairment losses, and non-recurring items.

d)Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is a non-IFRS measure that we define as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, acquisition and integration costs, litigation costs, impairment losses, and non-recurring items.

Reconciliation of non-IFRS measures from IFRS measures are presented below.
Adjusted Revenue

(USD millions)	Q3 F2023	Q3 F2022	YTD F2023	YTD F2022
Revenue	$58.8	$52.0	$169.5	$144.8
Adjustments:
Fair value adjustments relating to acquired deferred revenue	0.4	2.5	1.5	11.6
Adjusted Revenue	$59.2	$54.5	$171.0	$156.4
Adjusted Gross Margin

(USD millions)	Q3 F2023	Q3 F2022	YTD F2023	YTD F2022
Gross margin	$48.7	$42.9	$138.4	$117.8
Adjustments:
Depreciation and amortization(1)	2.7	2.8	8.4	8.4
Share-based compensation	0.7	0.2	2.7	1.5
Fair value adjustments relating to acquired deferred revenue	0.4	2.5	1.5	11.6
Adjusted Gross Margin	$52.5	$48.4	$151.0	$139.3
Adjusted Gross Margin %	89%	89%	88%	89%
Adjusted Operating Expenses

(USD millions)	Q3 F2023	Q3 F2022	YTD F2023	YTD F2022
Total Operating Expense	$46.8	$44.5	$143.2	$126.8
Adjustments:
Depreciation and amortization(1)	(3.3)	(3.3)	(10.0)	(10.6)
Share-based compensation	(3.0)	(4.3)	(15.8)	(11.1)
Fair value adjustments relating to acquired deferred commission	—	0.3	0.1	1.6
Acquisition and integration costs	(1.3)	(1.7)	(3.8)	(6.6)
Litigation costs	(1.9)	(0.9)	(2.2)	(1.3)
Restructuring costs	(0.1)	—	(0.1)	—
Adjusted Operating Expense	$37.2	$34.6	$111.4	$98.8
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.

Adjusted EBITDA

(USD millions)	Q3 F2023	Q3 F2022	YTD F2023	YTD F2022
Net loss	$(4.0)	$(6.5)	$(20.5)	$(19.1)
Adjustments:
Depreciation and amortization(1)	6.1	6.1	18.4	19.0
Share-based compensation	3.7	4.6	18.5	12.6
Interest income	(0.2)	—	(0.5)	—
Interest expense	7.7	5.1	21.0	15.4
Foreign exchange loss	0.1	0.3	0.1	0.5
Income tax recovery	(1.8)	(0.6)	(4.9)	(5.9)
Fair value adjustments relating to acquired deferred revenue	0.4	2.5	1.5	11.6
Fair value adjustments relating to acquired deferred commission	—	(0.3)	(0.1)	(1.6)
Acquisition and integration costs(2)	1.3	1.7	3.8	6.6
Litigation costs	1.9	0.9	2.2	1.3
Restructuring costs	0.1	—	0.1	—
Adjusted EBITDA	$15.3	$13.8	$39.6	$40.4
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Costs for Q3 F2023 and YTD F2023 include professional fees and other costs associated with the integration of NetMotion. Costs for Q3 F2022 and YTD F2022 include professional fees and other costs associated with the acquisition and integration of NetMotion.

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation: any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic or related to the NetMotion acquisition; projected revenues, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results (including, without limitation, greater/continued remote working and/or distance learning); the increase in volume and range of data breaches and cyber threats; the anticipated operational, financial, and competitive benefits, and synergies of the NetMotion acquisition; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other channel partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s business development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; Absolute’s ability to meet its commitments under and remain in compliance with its the credit agreement with Benefit Street Partners LLC and its affiliates; the future availability of working capital and any required financing; the suspension of our dividend; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; active and potential future litigation or product liability; future fluctuations in applicable tax rates, foreign exchange rates, and/or interest rates; the future availability of tax credits; Absolute’s foreign operations; expenses, regulatory obligations, and/or legal exposures as a result of its SEC registration and Nasdaq listing; changes and planned changes to accounting policies and standards and their respective impact on Absolute’s financial reporting; Absolute’s environmental, social, and governance initiatives; macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations; the continued effectiveness of Absolute’s accounting policies and internal controls over financial reporting; other aspects of Absolute’s strategies, operations or operating results; the proposed timing and completion of the Acquisition; approval of the Acquisition by two-thirds of the votes by shareholders of the Company at a special meeting of the securityholders of the Company; the satisfaction of the conditions precedent to the Acquisition; timing, receipt and anticipated effects of court and other approvals; the delisting from the TSX and NASDAQ; and the closing of the Acquisition and other statements that are not statements of historical facts. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and to allow investors and others to get a better understanding of Absolute’s anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, ARR and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute and synergies from the acquisition; Absolute will transition the NetMotion customer agreements to recurring cloud subscriptions; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans (including, without limitation, enhanced data intelligence, Application Persistence™, and APaaS) will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will obtain prioritization by the United States Federal Risk and Authorization Management Program (“FedRAMP”) certification and achieve greater penetration into government markets; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its Term Loan Facility; future financing will be available to Absolute on favourable terms, if and when required; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any other than NetMotion); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute’s environmental, social, and governance initiatives will deliver positive outcomes; economic and market conditions, as well as macroeconomic uncertainty (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges; Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting; risks that a condition to closing of the Acquisition may not be satisfied; risks that the requisite securityholder approval, court or other applicable approvals for the Acquisition may not be obtained or be obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed Acquisition on the ability of Absolute to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on Absolute’s operating results; the market price of common stock and business generally; potential legal proceedings relating to the proposed Acquisition and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with transitioning the business successfully and risks of not achieving all or any of the anticipated benefits of the Acquisition, or the risk that the anticipated benefits of the Acquisition may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that the Acquisition will not be consummated within the expected time period, or at all; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and worldwide economic and political disruptions as a result of current events.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described and referred to in the “Risk and Uncertainties” section of Absolute’s Q2 F2023 MD&A: that Absolute may not be able to accurately predict its rate of growth and profitability; ARR provides no assurance that actual events will meet the Company’s or management’s expectations; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that changes in macroeconomic conditions may harm our growth strategies and business prospects; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its Term Loan Facility, which could allow the lenders to accelerate the repayment of the debt or seek other remedies under the Term Loan Facility; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to

Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions including future ARR impact indicating future potential annualized revenue impact; risks related to Absolute’s reliance on its reseller and other partners for billings; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; risks related to economic and political uncertainty; and Absolute will not be able to maintain or enhance its accounting policies and standards and internal controls over financial reporting.. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	March 31, 2023	June 30, 2022
Assets
Current assets:
Cash and cash equivalents	$ 49,846	$ 63,669
Short-term investments	360	360
Trade and other receivables	43,282	52,722
Income tax receivable	405	1,029
Prepaid expenses and other	8,748	9,086
Contract acquisition assets – current	11,697	9,518
	114,338	136,384
Property and equipment	4,352	5,195
Right-of-use assets	7,041	9,456
Deferred income tax assets	51,685	39,428
Contract acquisition assets	5,037	6,213
Intangible assets	104,214	117,537
Goodwill	240,755	240,755
Other assets	650	650
	$ 528,072	$ 555,618

Liabilities
Current liabilities:
Trade and other payables	$ 32,955	$ 32,544
Derivative liabilities	401	83
Income tax payable	2,267	2,143
Lease liabilities – current	4,088	4,069
Long-term debt – current	1,538	1,632
Deferred revenue – current	135,193	133,852
	176,442	174,323
Lease liabilities	4,341	7,210
Long-term debt	258,229	264,230
Deferred revenue	73,660	76,619
Deferred income tax liability	27,239	30,037
	539,911	552,419
Shareholders’ (Deficiency) Equity
Share capital	179,708	160,951
Equity reserve	47,637	51,333
Treasury shares	(264)	(264)
Accumulated other comprehensive loss	(459)	(207)
Deficit	(238,461)	(208,614)
	(11,839)	3,199
	$ 528,072	$ 555,618

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Revenue	$58,771	$51,985	$169,530	$144,784
Cost of revenue	10,119	9,098	31,110	27,026
Gross margin	48,652	42,887	138,420	117,758

Operating expenses
Sales and marketing	23,114	19,277	68,653	59,838
Research and development	12,949	12,434	40,352	33,949
General and administration	10,817	12,848	34,186	33,124
	46,880	44,559	143,191	126,911

Operating income (loss)	1,772	(1,672)	(4,771)	(9,153)

Other (expense) income
Interest income	166	2	552	3
Interest expense	(7,652)	(5,085)	(20,979)	(15,443)
Foreign exchange (loss) gain	(88)	(326)	(122)	(478)
	(7,574)	(5,409)	(20,549)	(15,918)

Net loss before income taxes	(5,802)	(7,081)	(25,320)	(25,071)

Income tax recovery	1,831	624	4,864	5,923
Net loss	$(3,971)	$(6,457)	$(20,456)	$(19,148)

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivatives, net of tax	290	108	(252)	(203)
Foreign currency translation	—	(45)	—	(63)
Total comprehensive loss	$(3,681)	$(6,394)	$(20,708)	$(19,414)

Basic net loss per common share	$(0.08)	$(0.13)	$(0.39)	$(0.38)
Diluted net loss per common share	$(0.08)	$(0.13)	$(0.39)	$(0.38)

Weighted average number of common shares outstanding
Basic	52,795,073	50,727,764	52,162,768	50,153,476
Diluted	52,795,073	50,727,764	52,162,768	50,153,476

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	273,398	1,572	(194)	—	—	—	1,378
Shares issued under Employee Stock Ownership Plan ("ESOP")	94,697	853	—	—	—	—	853
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	1,096,408	6,785	(9,783)	—	—	—	(2,998)
Share-based compensation	—	—	13,836	—	—	—	13,836
Cash dividends	—	—	—	—	—	(9,528)	(9,528)
Unrealized loss on derivatives, net	—	—	—	—	(203)	—	(203)
Tax deduction on share issuance costs	—	(73)	—	—	—	—	(73)
Tax deduction on share based compensation	—	—	(2,441)	—	—	—	(2,441)
Foreign currency translation	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	(19,148)	(19,148)
Balance, March 31, 2022	51,038,332	$160,658	$47,907	$(264)	$(78)	$(200,168)	$8,055

Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199
Shares issued under PRSU and Omnibus Equity Incentive Plan	2,008,397	18,973	(22,577)	—	—	—	(3,604)
Share-based compensation	—	—	18,626	—	—	—	18,626
Cash dividends	—	—	—	—	—	(9,391)	(9,391)
Unrealized loss on derivatives, net	—	—	—	—	(252)	—	(252)
Tax deduction on share issuance costs	—	(216)	—	—	—	—	(216)
Tax deduction on share based compensation	—	—	255	—	—	—	255
Net loss	—	—	—	—	—	(20,456)	(20,456)
Balance, March 31, 2023	53,120,166	$179,708	$47,637	$(264)	$(459)	$(238,461)	$(11,839)

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Cash from (used in):
Operating activities:
Net loss	$(3,971)	$(6,457)	$(20,456)	$(19,148)
Items not involving cash:
Depreciation of property and equipment	770	847	2,259	2,575
Amortization of right-of-use assets	916	825	2,841	2,764
Amortization of intangible assets	4,441	4,441	13,323	13,623
Amortization of contract acquisition assets	2,914	3,641	9,592	11,155
Share-based compensation	3,699	4,553	18,453	12,579
Current and deferred income taxes	(4,898)	(1,275)	(14,969)	(8,503)
Interest expense	7,580	4,999	20,753	15,197
Unrealized foreign exchange loss	69	163	60	65
Changes in non-cash operating working capital:
Trade and other receivables	927	1,673	9,440	(3,548)
Income tax receivable	895	22	624	(341)
Prepaid expenses and other	909	(1,976)	339	(3,155)
Contract acquisition assets	(2,726)	(3,304)	(10,595)	(11,887)
Trade and other payables	942	2,311	239	925
Income tax payable	1,443	109	123	180
Deferred revenue	417	6,474	(1,618)	18,657
Cash from operating activities	14,327	17,046	30,408	31,138

Investing activities:
Purchase of property and equipment	(329)	(247)	(1,285)	(869)
Acquisition of NetMotion	—	(309)	—	(342,008)
Cash used in investing activities	(329)	(556)	(1,285)	(342,877)

Financing activities:
Dividends paid	(3,109)	(3,153)	(9,391)	(9,528)
Proceeds from exercise of stock options and ESOP	—	415	—	1,793
Tax remittances on share-based compensation	(1,402)	—	(3,386)	(354)
Payment of lease liabilities	(1,153)	(864)	(3,333)	(2,874)
Proceeds from long-term debt	—	—	—	269,500
Transaction costs on long-term debt	—	—	—	(1,957)
Principal repayment of long-term debt	(675)	(688)	(7,037)	(2,063)
Interest payment on long-term debt	(7,212)	(4,617)	(19,517)	(14,042)
Cash (used in) from financing activities	(13,551)	(8,907)	(42,664)	240,475

Foreign exchange effect on cash	(91)	(104)	(282)	(187)
Increase (decrease) in cash and cash equivalents	356	7,479	(13,823)	(71,451)
Cash and cash equivalents, beginning of period	49,490	61,236	63,669	140,166
Cash and cash equivalents, end of period	$49,846	$68,715	$49,846	$68,715

Selected Operating & Financial Metrics | Q3 F2023
USD Thousands, except per share data

	Q3 F2023	Q2 F2023	Q1 F2023	F2022	Q4 F2022	Q3 F2022	Q2 F2022
ARR
Total ARR	229,544	225,049	215,741	209,546	209,546	202,890	195,577
yoy growth*	13.1%	15.1%	15.1%	16.0%	16.0%	15.7%	15.4%
New Logo ARR	4,187	4,143	4,032	14,485	2,846	3,244	3,663
yoy growth*	29.1%	13.1%	(14.8%)	33.5%	(13.7%)	5.3%	76.2%
Net Dollar Retention	105%	107%	108%	108%	108%	107%	107%
# of Active Endpoints	14,152	13,888	14,129	13,615	13,615	13,565	13,336
yoy growth	4.3%	4.1%	13.0%	17.6%	17.6%	17.2%	16.3%
TOTAL ARR BY VERTICAL
Enterprise & Government	182,393	177,414	169,097	162,957	162,957	158,068	150,632
yoy growth*	15.4%	17.8%	17.5%	17.3%	17.3%	18.5%	16.5%
Education	47,151	47,635	46,644	46,589	46,589	44,822	44,945
yoy growth*	5.2%	6.0%	7.1%	11.7%	11.7%	6.9%	11.9%
TOTAL ARR BY GEOGRAPHY
North America	175,427	172,890	167,163	163,791	163,791	159,220	155,334
yoy growth*	10.2%	11.3%	10.8%	9.8%	9.8%	9.5%	9.4%
International	54,117	52,159	48,578	45,755	45,755	43,670	40,243
yoy growth*	23.9%	29.6%	33.0%	45.0%	45.0%	46.1%	46.8%

REVENUE
Total Adjusted Revenue	59,158	57,695	54,205	210,431	54,001	54,477	52,939
yoy growth*	8.6%	9.0%	10.6%	15.4%	12.7%	17.7%	16.7%
Total Revenue	58,771	57,194	53,564	197,311	52,527	51,985	49,050
yoy growth	13.1%	16.6%	22.4%	63.4%	65.3%	69.6%	64.3%
Recurring Revenue	57,280	56,203	51,918	191,555	51,025	50,505	47,642
% of revenue	97.5%	98.3%	96.9%	97.1%	97.1%	97.2%	97.1%
yoy growth	13.4%	18.0%	22.5%	63.7%	65.5%	70.1%	64.7%
Cloud Services	56,238	55,223	50,984	187,552	50,033	49,503	46,639
yoy growth	13.6%	18.4%	23.2%	66.8%	67.8%	73.2%	68.6%
Managed Services	1,042	980	934	4,003	992	1,002	1,003
yoy growth	4.0%	(2.3%)	(7.2%)	(13.1%)	(3.2%)	(10.3%)	(20.1%)
Other Revenue	1,491	991	1,646	5,756	1,502	1,480	1,408
% of revenue	2.6%	1.7%	3.1%	2.9%	2.9%	2.8%	2.9%
yoy growth	0.8%	(29.6%)	20.5%	54.1%	59.9%	54.5%	50.9%
Software License	69	113	74	746	203	173	194
yoy growth	(60.1%)	(41.8%)	(58.0%)	100.0%	100.0%	100.0%	100.0%
Other	1,422	878	1,572	5,010	1,299	1,307	1,214
yoy growth	8.8%	(27.7) %	32.1%	34.1%	38.2%	36.5%	30.1%

OTHER METRICS
Adj. Gross Margin (non-IFRS)	52,506	50,796	47,709	187,005	47,668	48,385	47,045
Margin % **	88.8%	88.0%	88.0%	88.9%	88.3%	88.8%	88.9%
Adj. EBITDA (non-IFRS)	15,290	12,810	11,473	55,791	15,420	13,785	13,785
Margin % **	25.8%	22.2%	21.2%	26.5%	28.6%	25.3%	26.0%
Adj. EPS (non-IFRS)	0.11	0.05	0.06	0.41	0.08	0.10	0.13
Weighted avg # of shares outstanding - basic	52,795	52,408	51,421	50,381	51,067	50,728	50,073
Weighted avg # of shares outstanding - diluted ***	55,248	54,645	53,764	53,063	53,192	52,556	53,008
Cash From Operating Activities	14,327	904	15,179	39,792	8,653	17,046	14,731

yoy growth	(16.0%)	(93.9%)	(2482.9%)	(15.0%)	(24.4%)	134.3%	9.9%
Cash, cash equivalents, and short-term investments	50,206	49,850	67,609	64,029	64,029	69,075	61,596
yoy growth	(27.3%)	(19.1%)	21.0%	(54.4%)	(54.4%)	(48.0%)	(53.3%)
Total Deferred Revenue	208,853	208,438	204,068	210,471	210,471	194,326	187,852
yoy growth	7.5%	11.0%	13.9%	31.4%	31.4%	24.0%	21.9%

* Year over year growth for ARR metrics and Total Adjusted Revenue for F2022 is calculated compared to an as-if combined basis for F2021.
** Margin % is calculated as a percentage of Adjusted Revenue.
*** Diluted weighted average number of common shares outstanding includes the dilutive effects of stock options, PSUs, and RSUs, for the purposes of determining Adjusted EPS. The amount may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes such dilutive securities when their effects are antidilutive.

We define Non-IFRS earnings per share ("Adjusted EPS") as diluted earnings (loss) per share adjusted for foreign exchange gain or loss, depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission, restructuring or reorganization charges and post-retirement benefits, acquisition and integration costs, litigation costs, impairment losses, non-recurring items, and income tax effects related to the non-GAAP adjustments.
Adjusted EPS is not a standardized financial measure under IFRS and therefore it may not be comparable to similar measures presented by other issuers. We believe this metric provides useful information to investors and others in understanding and evaluating our operating results as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

Adjusted EPS (Non-IFRS) Reconciliation

	Q3 F2023	Q3 F2022
Diluted loss per share	$ (0.08)	$ (0.13)
Adjustments:
Depreciation and amortization(1)	0.11	0.12
Share-based compensation	0.07	0.09
Foreign exchange loss	—	0.01
Fair value adjustments relating to acquired deferred revenue	0.01	0.05
Fair value adjustments relating to acquired deferred commission	—	(0.01)
Acquisition and integration costs	0.02	0.03
Litigation costs	0.03	0.02
Income tax effects related to non-GAAP adjustments(2)	(0.05)	(0.08)
Adjusted EPS	$ 0.11	$ 0.10
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Income tax effects related to non-GAAP adjustments is calculated based on the Company’s statutory tax rate of 27%.
Diluted weighted average number of Common Shares outstanding for Adjusted EPS for Q3 F2023 and Q3 F2022 is presented below.

	Q3 F2023	Q3 F2022
Basic weighted average number of common shares outstanding	52,795,073	50,727,764
Effect of dilutive securities:
Stock Option	134,505	69,136
PSU	972,674	720,945
RSU	1,345,781	1,037,798
Diluted weighted average number of common shares outstanding(1)	55,248,033	52,555,643
(1)Diluted weighted average number of common shares outstanding for Adjusted EPS may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes the impact of dilutive securities when their effects are antidilutive.